FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                              ____________________


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934






                               SEMCO ENERGY, INC.
             (Exact name of registrant as specified in its charter)



            MICHIGAN                                          38-2144267
(State  of  Incorporation  or organization)                (I.R.S.Employer
                                                         Identification  No.)




Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:

          Title  of each class                    Name of each exchange on which
          To  be  so  registered               each class is  to  be  registered
          ----------------------               ---------------------------------

        Common  Stock,  $1  Par Value                    New York Stock Exchange


Securities  to  be  registered  pursuant  to  Section  12(g)  of  the  Act:

                                      None
                                (Title of Class)

Item  1.          Description  of  Registrant's  Securities  to  be  Registered.
--------          -------------------------------------------------------------

     The Company's authorized capital stock consists of 40,000,000 shares of common stock, $1.00 par value ("Common Stock"), 500,000 shares of cumulative preferred stock, $1.00 par value ("Preferred Stock"), and 3,000,000 shares of preference stock, $1.00 par value ("Preference Stock"). At December 20, 1999, there were no shares of Preferred Stock and no shares of Preference Stock outstanding.

Common Stock, $1 Par Value - this is the only security being registered with the NYSE.

Dividend Rights. The holders of Common Stock are entitled to dividends when, as and if, declared by the Board of Directors after all dividends on Preferred Stock and Preference Stock, if any, have been paid.

The Company has long-term debt agreements which contain limits on the payment of dividends beyond certain levels. With respect to the payment of dividends or other distributions in respect of capital stock, such agreements provide that the Company may not pay any dividends (except dividends payable in shares of capital stock), redeem or retire capital stock, or make other distributions with respect to capital stock (such payments collectively referred to as "Restricted Payments") if, after giving effect thereto, (i) any event of default under such agreements exists; (ii) the aggregate amount of Restrictive Payments since January 1, 1994 would exceed consolidated net income for the same period plus an adjustment factor of $14,171,000; or (iii) would cause consolidated net worth to be less than $80,000,000.

After December 31, 1999, the adjustment factor of $14,171,000 is reduced each quarter by $625,000 until the adjustment factor equals $11,000,000. Under the most restrictive terms, as of September 30, 1999, $7,036,000 is available for dividends.

Voting Rights. The holders of Common Stock are entitled to one vote per share on all matters voted upon by shareholders, except that cumulative voting is allowed for the election of directors.

Preemptive Rights. No holder of Common Stock has any preemptive right to subscribe to any additional securities the Company may issue.

Liquidation Rights. Subject to the preferential rights of holders of the Preferred Stock and Preference Stock, upon the Company's liquidation, the holders of Common Stock are entitled to share on a pro rata basis in the net assets which remain after satisfaction of all liabilities.

Liability for further calls. All of the outstanding Common Stock is fully-paid and non-assessable.

Restrictions on alienability. To the extent that transfer of any of the outstanding Common Stock is restricted, the stock certificate evidences such restriction.

Conversion, sinking fund, redemption. The conversion, sinking fund or redemption provisions exist for the Common Stock.


Preferred Stock - not being registered with the NYSE. The following information is given pursuant to Item 202(a)(4) of Regulation S-K as required by Item 1 of Form 8-A.

Generally. The Board of Directors is authorized, without further action by shareholders, to issue Preferred Stock, in one or more series with such rights and preferences as may be provided in a resolution adopted by the Board of Directors. The authority of the Board includes the fixing of the following with respect to any series:
(i) the rate of dividends and extent of further participation in dividend distribution, if any;
(ii)     the  terms  and  conditions  on  which  the  shares  are  redeemable;
(iii)     the  amount  payable  upon  liquidation;
(iv)     sinking  fund  provisions for the redemption or purchase of shares; and
(v)     the  terms  and  conditions  on  which  shares  are  convertible.

Preferences. Preferred Stock has priority over Common Stock and Preference Stock with regard to dividends declared and distribution of assets upon liquidation.

Preemptive Rights. No holder of Preferred Stock has any preemptive right to subscribe to any additional securities the Company may issue.

Voting Rights. The Company may not authorize any class of stock having a priority or preference over or ranking on a parity with the Preferred Stock as to dividends or distribution of assets, without the consent of holders of at least two-thirds of outstanding Preferred Stock.

If the Company were to fail to pay eight quarterly dividends (whether or not consecutive) on outstanding Preferred Stock, then the holders of the outstanding Preferred Stock would have the right to elect one less than the number of directors constituting a majority of the full Board of Directors. Because the Board currently has 11 members, that number would be five. Such right would continue until payment of all accrued dividends on the Preferred Stock.

Preference Stock - not being registered with the NYSE. The following information is given pursuant to Item 202(a)(4) of Regulation S-K as required by Item 1 of Form 8-A.


Generally. The Board of Directors has the authority to divide the 3,000,000 shares of Preference Stock into series and, within the limitations set forth in the laws of the Michigan and in the Articles of Incorporation, to determine the relative rights and preferences of the shares of any series.

Preferences. The Preference Stock ranks junior to all series of Preferred Stock as to the payment of dividends and the distribution of assets on liquidation.

Preemptive Rights. No holder of Preference Stock has any preemptive right to subscribe to any additional securities the Company may issue.

Series  A  Preference  Stock

In January 1997, the Board of Directors created a Series A of Preference Stock with 2,000,000 shares constituting such series. The Series A Preference Stock is not redeemable.

Dividend Rights. If Series A Preference Stock was outstanding, dividends would accrue in an amount per share per quarter equal to the greater of (i) $10.00 or
(ii) the Adjustment Number (as defined below) times the per share amount of all dividends, other than a dividends payable in shares of Common Stock, declared on the Common Stock.

Liquidation Rights. Upon liquidation or dissolution, the holders of Series A Preference Stock are entitled to receive $100 per share plus all accrued and unpaid dividends.

Voting Rights. If Series A Preference Stock was outstanding, each share of Series A Preference Stock would be entitled to the number of votes equal to the Adjustment Number times the number of votes to which a share of Common Stock is entitled. Except as otherwise provided below or by law, Series A Preference Stock and Common Stock shall vote together as one class on all matters submitted to a vote of the holders of Common Stock. If any dividends on Series A Preference Stock shall be in arrears for six or more quarterly dividends, a "default period" would begin. The default period would end when all accrued dividends were paid. During a default period, Series A Preference Stock would have the right to elect two directors. This vote would be as a class for all series of Preference Stock entitled to vote.

Adjustment Number. The Articles of Incorporation initially set the Adjustment Number at 100. If the Company (i) pays any dividend on Common Stock in shares of Common Stock, (ii) subdivides the Common Stock, or (iii) combine the Common Stock into a smaller number of shares, the Adjustment Number is to be modified by multiplying it by a fraction. The numerator of the fraction is the number of shares of Common Stock outstanding immediately after such event and the denominator is the number of Common Stock outstanding immediately prior to such event.


ANTI-TAKEOVER PROVISIONS -- STAGGERED BOARD AND LIMITS ON VOTING RIGHTS OF CERTAIN SHAREHOLDERS

     Articles of Incorporation. The following provisions of the Company's Articles of Incorporation may delay, defer or prevent a person from acquiring the Company or changing control of the Board of Directors. The Articles of Incorporation divide the Board into three classes with staggered terms; each Director is elected for a three year term. Approximately one-third of the board positions are filled by a shareholder vote each year. Directors may be removed but only for cause, at an annual meeting of shareholders and by the affirmative vote of a majority of the shares then entitled to vote for the election of directors. In addition to requirements imposed under Section 7A of the Michigan Business Corporation Act (the"MBCA"), the Articles of Incorporation provide that a business combination cannot occur unless a written opinion is obtained from an independent investment banker that the consideration to be paid to the shareholders is fair and reasonable; provided, however, the directors may waive this requirement. The Articles of Incorporation also contain provisions limiting the personal liability of Directors.

Anti-Takeover Statutes. The Company is subject to Chapter 7A of the MBCA, which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10%
                                       -----------------------------------------
owner),  voting  as a separate class.  Such requirements do not apply if (i) the
-----
Corporation's Board of Directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years.

     The Company is also subject to Chapter 7B of the MBCA which provides that, unless a corporation's articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to more than 20% but less than 33-1/3%, more than 33-1/3% but less than a majority, or more than a majority, of the votes to which all of the capital stock of the corporation is entitled. Voting rights of control shares must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquirer and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration for a merger to which the corporation is a party or certain other transactions described in Chapter 7B.


Item  2.          Exhibits
--------          --------

          None

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SEMCO  Energy,  Inc.



                                   By  /s/Sebastian Coppola
                                     _________________________________
                                        Sebastian  Coppola
                                        Senior  Vice  President  and
                                        Chief  Financial  Officer

Dated:  December  20,  1999